UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: AIP Macro Registered Fund P

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Front Street, Suite 400

West Conshohocken, Pennsylvania 19428-2881

Telephone Number (including area code):

(610) 260-7600

Name and Address of Agent for Service of Process:

Stefanie V. Chang Yu, Esq.

522 Fifth Avenue

New York, NY 10036

With Copies of Notices and Communications to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of New York and State of New York on the 27th day of March, 2012.

AIP MACRO REGISTERED FUND P

/s/ Jacques Chappuis
By:	Jacques Chappuis
President and Principal Executive Officer

Attest:	/s/ Joanne Antico
Joanne Antico
Assistant Secretary